Mail Stop 3561

December 17, 2007

By U.S. Mail
Steven R. Loranger
Chairman, President and
Chief Executive Officer
ITT Corporation
4 West Red Oak Lane
White Plains, New York 10604

Re: ITT Corporation
Definitive 14A
Filed April 4 2007
File No. 001-05672

Dear Mr. Loranger:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by January 7, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to our prior comment 2. It appears that you benchmark to information comprised of 206 component companies. Please confirm that you will identify these companies in your future filings. Alternatively, please tell us why you do not believe that you are engaged in benchmarking in your response letter and clarify your disclosure in future filings accordingly.

2. We note your response to our prior comment 3. Your disclosure on page 33 states that you established performance targets for each business segment and corporate headquarters, including the premier performance targets referenced on page 33. As such, it appears that you set targeted amounts for each of the metrics you disclose on page 33. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, please provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this

conclusion. If disclosure of targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.

3. We note your response to our prior comment 8. In future filings, please quantify and state the amount you calculated for total shareholder return. To the extent that you believe that this is not material, please advise us on a supplemental basis.

        Please contact me at (202) 551-3315 with any questions.

                                            Sincerely,

                                            Hanna T. Teshome
                                            Special Counsel

cc: via facsimile (914) 696-2970
Kathleen S. Stolar
Vice President, Secretary and
Associate General Counsel